July 19, 2000



VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Michael Schaeffer

           Re:   The Russia Growth Fund, Inc.
                 CIK No. 935734
                 File No. 33-88464, 811-8456



Dear Mr. Schaeffer:

         On behalf of The Russia Growth Fund, Inc. (the "Fund"), pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form N-2 dated January 17, 1995, Form N-8A dated January 17, 1995, and Form N-2/A dated April 13, 1995 together with all exhibits thereto, Commission File Number 33-88464 (collectively, the "Registration Statement").

         The Registrant is concurrently filing a Form N-8F pursuant to Section 270.8f-1 of the Investment Company Act of 1940 to de-register the Fund, Commission File Number 811-08944.

         It has been determined that the Fund's investment objective is no longer feasible due to changing market conditions and, accordingly, has been liquidated and dissolved. No securities have been sold pursuant to the Registration Statement, which has not been declared effective.

         Accordingly, the Registrant hereby requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide the Registrant with a copy of the order granting withdrawal of the Registration Statement as soon as it becomes available.

         If you have questions regarding the foregoing application for withdrawal, please contact Linda J. Soldo at Cleary, Gottlieb, Steen & Hamilton, legal counsel to the Registrant in connection with the Registration Statement, at (202) 974-1640.


                                             THE RUSSIA GROWTH FUND, INC.



                                             By: /s/ Calum Ferguson
                                                 ----------------------------
                                             Name:  Calum Ferguson
                                             Title: President